Exhibit 99.1
Mine Safety and Health Matters

Idaho Power is the parent company of Idaho Energy Resources Co. (IERCo), a joint venturer in Bridger Coal Company (BCC), which mines coal at the Bridger Coal Mine and processing facility (Mine) near Rock Springs, Wyoming.  The Mine, comprised of the Bridger surface and underground mines, supplies the mined coal to the Jim Bridger generating plant owned in part by Idaho Power.  Day-to-day operation and management of coal mining and processing operations at the Mine are conducted through IERCo's joint venture partner.  IERCo owns a one-third interest in BCC.  All personnel involved in the operation and maintenance of BCC are retained and employed by IERCo's joint venture partner.  In addition to operating the Mine, the joint venture partner is responsible for the development and implementation of a safety program for the protection of Mine personnel.  The mine safety program developed for BCC includes extensive training and compliance monitoring and has been developed with the objective of eliminating workplace incidents and complying with all mining-related regulations.  While Idaho Power is not involved in the day-to-day operation of the Mine, the agreement governing the relationship between the joint venture partners provides that IERCo is entitled to designate two members of the four member management committee, which under the terms of the agreement is responsible for making decisions with regard to development of the coal resources, construction of improvements, mining operations, reclamation plans, and acquisition of equipment or property.

The operation of the Mine is regulated by the Mine Safety and Health Administration (MSHA) under the Federal Mine Safety and Health Act of 1977 (Mine Safety Act).  MSHA inspects the Mine on a regular basis and may issue citations, notices, orders, or any combination thereof, when it believes a violation has occurred under the Mine Safety Act.  Monetary penalties are assessed by MSHA for citations.  Citations, notices, and orders can be contested and appealed.  The severity and assessment of penalties may be reduced or, in some cases, dismissed through the appeal process.

The table below summarizes citations, notices, and orders issued and penalties assessed by MSHA for the Mine under the indicated provisions of the Mine Safety Act, and other information, for the three and six month periods ended June 30, 2011.

	Three-month period ended June 30, 2011		Six-month period ended June 30, 2011
	(surface)	(underground)	(surface)	(underground)
Mine Safety Act
Section 104(a) Significant & Substantial Citations (1)	3	22	6	26
Section 104(b) Orders (2)	-	1	-	1
Section 104(d) Citations & Orders (3)	-	-	-	-
Section 110(b)(2) Flagrant Violations (4)	-	-	-	-
Section 107(a) Imminent Danger Orders (5)	-	-	-	-
Section 104(e) Notice (6)	-	-	-	-

Total Value of Proposed MSHA Assessments (in thousands)	$3	$41	$9	$66
Legal Actions (7)	7	16	7	16
Number of Fatalities	-	-	-	-
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 (1)  For alleged violations of a mandatory mining safety standard or regulation where such violation contributed to a discrete safety hazard and there exists a reasonable likelihood that the hazard will result in an injury or illness and there is a reasonable likelihood that such injury will be of a reasonably serious nature.

(2) For alleged failure to totally abate the subject matter of a Mine Safety Act Section 104(a) citation within the period specified in the citation or as subsequently extended.
(3) For an alleged unwarrantable failure (i.e., aggravated conduct constituting more than ordinary negligence) to comply with a mining safety standard or regulation.
(4)  The term “flagrant” with respect to a violation means a reckless or repeated failure to make reasonable efforts to eliminate a known violation of mandatory health or safety standard that substantially and proximately caused, or reasonably could have been expected to cause, death or serious bodily injury.

(5)  The existence of any condition or practice in a coal or other mine that could reasonably be expected to cause death or serious physical harm if normal mining operations were permitted to proceed in the area before such condition or practice is eliminated.

(6)   For a pattern, or the potential to have a pattern, of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of coal or other mine health or safety hazards.

(7)   Represents the total number of legal actions or proceedings pending before the Federal Mine Safety and Health Review Commission, which is not exclusive to citations, notices, orders, and penalties assessed by MSHA, as of June 30, 2011.